UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. ___)


                         Metromedia Fiber Network, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   591689 10 4
     -----------------------------------------------------------------------
                                  (CUSIP Number)


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. _______________             13G                     PAGE 2 OF 12 PAGES


     1     NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Metromedia Company

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
     3     SEC USE ONLY


     4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware


           NUMBER OF       5    SOLE VOTING POWER
                                3,932,756 (3,932,756 shares of Class B Common
            SHARES              Stock, par value $.01 per share, freely
                                convertible into shares of Class A Common Stock
         BENEFICIALLY           at a rate of one share of Class A Common Stock
                                for each share of Class B Common Stock)
           OWNED BY

            EACH           6    SHARED VOTING POWER

          REPORTING
                           7    SOLE DISPOSITIVE POWER
           PERSON               3,932,756 (3,932,756 shares of Class B Common
                                Stock)
            WITH

                           8    SHARED DISPOSITIVE POWER


    9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,932,756 (3,932,756 shares of Class B Common Stock)


    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*


    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           17.3%

    12     TYPE OF REPORTING PERSON*

           CO

                               Page 2 of 12 Pages

CUSIP NO. _______________             13G                     PAGE 3 OF 12 PAGES


     1     NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           John W. Kluge

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
     3     SEC USE ONLY


     4     CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.


           NUMBER OF       5    SOLE VOTING POWER
                                253,500 (253,500 presently exercisable options
            SHARES              to acquire shares of Class A Common Stock at an
                                exercise price of $1.97 per share.)
         BENEFICIALLY
                           6    SHARED VOTING POWER
           OWNED BY             3,932,756 (3,932,756 shares of Class B Common
                                Stock owned by Metromedia Company, of which Mr.
            EACH                Kluge is a general partner)

          REPORTING
                           7    SOLE DISPOSITIVE POWER
           PERSON               253,500 (253,500 presently exercisable options
                                to acquire shares of Class A Common Stock at an
            WITH                exercise price of $1.97 per share.)


                           8    SHARED DISPOSITIVE POWER
                                3,932,756 (3,932,756 shares of Class B Common Stock owned by Metromedia Company, of which Mr. Kluge is a general partner)


    9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,186,256 (3,932,756 shares of Class B Common Stock owned by Metromedia Company, of which Mr. Kluge is a general partner, and 253,500 presently exercisable options to acquire shares of Class A Common Stock at an exercise price of $1.97 per share)

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*


    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           18.3%


                               Page 3 of 12 Pages

    12     TYPE OF REPORTING PERSON*

           IN

                               Page 4 of 12 Pages

CUSIP NO. _______________             13G                     PAGE 5 OF 12 PAGES


     1     NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Stuart Subotnick

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
     3     SEC USE ONLY


     4     CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.


           NUMBER OF       5    SOLE VOTING POWER
                                544,303 (253,500 presently exercisable options
                                to acquire shares of Class A Common Stock at an
            SHARES              exercise price of $1.97 per share, 288,403
                                shares of Class B Common Stock, and 2,400 shares
                                of Class A Common Stock owned by members of Mr.
         BENEFICIALLY           Subotnick's family)

                           6    SHARED VOTING POWER
           OWNED BY             3,932,756 (3,932,756 shares of Class B Common
                                Stock owned by Metromedia Company, of which Mr.
                                Subotnick is a general partner)
            EACH

                           7    SOLE DISPOSITIVE POWER
          REPORTING             544,303 (253,500 presently exercisable options
                                to acquire shares of Class A Common Stock at an exercise price of $1.97 per share, 288,403
           PERSON               shares of Class B Common Stock, and 2,400 shares
                                of Class A Common Stock owned by members of Mr.
                                Subotnick's family)
            WITH
                           8    SHARED DISPOSITIVE POWER
                                3,932,756 (3,932,756 shares of Class B Common
                                Stock owned by Metromedia Company, of which Mr.
                                Subotnick is a general partner)


    9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,477,059 (288,403 shares of Common B Common Stock, 3,932,756 shares of Class B Common Stock owned by Metromedia Company, of which Mr. Subotnick is a general partner, 253,500 presently exercisable options to acquire shares of Class A Common Stock at an exercise price of $1.97 per share, and 2,400 shares of Class A Common Stock owned by members of Mr. Subotnick's family)

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*


    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           19.3%


                               Page 5 of 12 Pages

    12     TYPE OF REPORTING PERSON*

           IN



                               Page 6 of 12 Pages

ITEM 1

         (A)      NAME OF ISSUER

                           Metromedia Fiber Network, Inc.

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                           110 East 42nd Street
                           Suite 1502
                           New York, New York 10017

ITEM 2

         (A)      NAME OF PERSON FILING

                           Metromedia Company

                           John W. Kluge

                           Stuart Subotnick

         (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                           One Meadowlands Plaza
                           East Rutherford, New Jersey 07073

         (C)      CITIZENSHIP

                           Metromedia Company -- Delaware corporation

                           John W. Kluge -- U.S.A.

                           Stuart Subotnick -- U.S.A.

         (D)      TITLE OF CLASS OF SECURITIES

                           Class A Common Stock, $.01 par value (including
                  shares of Class B Common Stock, par value $.01 per share, freely convertible at a rate of one share of Class A Common Stock for each share of Class B Common Stock and presently exercisable options to purchase shares of Class A Common Stock at $1.97 per share)

         (E)      CUSIP NUMBER

                           591689 10 4


ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  (A)      [ ]      BROKER OR DEALER REGISTERED UNDER SECTION 15
                                    OF THE ACT


                               Page 7 of 12 Pages

                  (B)      [ ]      BANK AS DEFINED IN SECTION 3(A)(6) OF THE
                                    ACT

                  (C)      [ ]      INSURANCE COMPANY AS DEFINED IN SECTION
                                    3(A)(19) OF THE ACT

                  (D)      [ ]      INVESTMENT COMPANY REGISTERED UNDER SECTION
                                    8 OF THE INVESTMENT COMPANY ACT

                  (E)      [ ]      INVESTMENT ADVISER REGISTERED UNDER SECTION
                                    203 OF THE INVESTMENT ADVISERS ACT OF 1940

                  (F)      [ ]      EMPLOYEE BENEFIT PLAN, PENSION FUND WHICH IS
                                    SUBJECT TO THE PROVISIONS OF THE EMPLOYEE
                                    RETIREMENT INCOME SECURITY ACT OF 1974 OR
                                    ENDOWMENT FUND; SEE SS.
                                    240.13D-1(B)(1)(II)(F)

                  (G)      [ ]      PARENT HOLDING COMPANY, IN ACCORDANCE
                                    WITH SS. 240.13D-1(B)(II)(G) (NOTE: SEE ITEM
                                    7)

                  (H)      [ ]      GROUP, IN ACCORDANCE WITH SS.
                                    240.13D-1(B)(1)(II)(H)


ITEM 4            OWNERSHIP

                  See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Pages.


ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [ ]


ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                           Members of Mr. Subotnick's family have the right to
                  receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,400 shares of Class A Common Stock.


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable


                               Page 8 of 12 Pages

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable


ITEM 9            NOTICE OF DISSOLUTION OF GROUP

                  Not applicable


ITEM 10           CERTIFICATION

                           By signing below the I certify that, to the best of
                  my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                               Page 9 of 12 Pages

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    February 5, 1998
                                    ----------------
                                          Date


                                    Metromedia Company



                                    By: /s/ Stuart Subotnick
                                        --------------------
                                        Name:
                                        Title:


                                        /s/ John W. Kluge
                                        -----------------
                                        John W. Kluge


                                        /s/ Stuart Subotnick
                                        --------------------
                                        Stuart Subotnick



                               Page 10 of 12 Pages

                                INDEX TO EXHIBITS

Exhibit No.          Description

99.1                 Joint Filing Agreement dated as of February 5, 1998



                               Page 11 of 12 Pages